Exhibit 99.3

RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

The following table shows the ratios of earnings to fixed charges for TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”), computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and as adopted by the European Union, for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

	Years Ended December 31,
	2011	2010	2009	2008	2007
For the Group (IFRS)	27.31	29.11	21.11	20.86	14.06

Earnings for the computations above under IFRS were calculated by adding pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges and distributed income of equity investees. Fixed charges for the computations above consist of interest (including capitalized interest) on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

CAPITALIZATION AND INDEBTEDNESS OF TOTAL

(Unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of the Group as of December 31, 2011, prepared on the basis of IFRS.

At December 31, 2011
(in millions of euros)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	3,856
Current financial debt	5,819
Current portion of financial instruments for interest rate swaps liabilities	40
Other current financial instruments – liabilities	127

Total current financial debt	9,842

Non-current financial debt	22,557
Non-controlling interests	1,352
Shareholders’ equity
Common shares	5,909
Paid-in surplus and retained earnings	66,506
Currency translation adjustment	(988)
Treasury shares	(3,390)

Total shareholders’ equity	68,037

Total capitalization and non-current indebtedness	91,946

As of December 31, 2011, TOTAL had an authorized share capital of 3,446,401,650 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,363,767,313 ordinary shares (including 109,554,173 treasury shares from shareholders’ equity).

As of December 31, 2011, approximately €349 million of TOTAL’s non-current financial debt was secured and approximately €22,208 million was unsecured, and all of TOTAL’s current financial debt of €5,819 million was unsecured. As of December 31, 2011, TOTAL had no outstanding guarantees from third parties relating to its consolidated indebtedness. For more information about TOTAL’s commitments and contingencies, see Note 5 of the Notes to TOTAL’s unaudited interim consolidated financial statements in Exhibit 99.1 to its Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 2, 2011, and Note 23 of the Notes to TOTAL’s audited consolidated financial statements in its Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 28, 2011. Since December 31, 2011, Total Capital International has issued (after swaps) non-current financial debt of approximately AUD$100 million (or approximately €81 million using the February 13, 2012, European Central Bank reference exchange rate of €1=AUD$1.23).

On October 27, 2011, the board of directors of TOTAL S.A. (the “Board”) approved a third interim dividend for 2011 of €0.57 per share, representing approximately €1.4 billion, to be paid on March 22, 2012. On February 9, 2012, the Board decided to propose at the May 11, 2012 Annual Shareholders Meeting a dividend of €2.28 per share for 2011. Taking into account the three 2011 interim dividends, the remaining €0.57 per share, representing approximately €1.4 billion, would be paid on June 21, 2012.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TOTAL since December 31, 2011.

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